SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.
6-K ITEM
This report on Form 6-K is incorporated by reference into On Track Innovations Ltd.’s Registration Statement on Form F-3 (Registration No. 333-111770), initially filed with the Securities and Exchange Commission (the “Commission”) on January 8, 2004, its Registration Statement on Form F-3 (Registration No. 333-115953), filed with the Commission on May 27, 2004, its Registration Statement on Form F-3 (Registration No. 333-121316), filed with the Commission on December 16, 2004, its Registration Statement on Form F-3 (Registration No. 333-127615), initially filed with the Commission on August 17, 2005, its Registration Statement on Form S-8 (Registration No. 333-128106), filed with the Commission on September 6, 2005, its Registration Statement on Form F-3 (Registration No. 333-130324), filed with the Commission on December 14, 2005, its Registration Statement on Form F-3 (Registration No. 333-135742), filed with the Commission on July 13, 2006, its Registration Statement on Form S-8 (Registration No. 333-140786) filed with the Commission on February 20, 2007, its Registration Statement on Form F-3 (Registration No. 333-142320), filed with the Commission on April 24, 2007, its Registration Statement on Form S-8 (Registration No. 333-149034) filed with the Commission on February 4, 2008, its Registration Statement on Form S-8 (Registration No. 333-149575), filed with the Commission on March 6, 2008 and its Registration Statement on Form F-3 (Registration No. 333-153667), filed with the Commission on September 25, 2008.

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) By: /s/ Oded Bashan Oded Bashan Chief Executive Officer and Chairman

Date: March 2, 2010

Press Release

OTI Reports FY 2009 Financial Results
●   Revenues of $31.4 Million ($38.2 Million Including Discontinued Operations)
●   Gross Margin Increased to 47%
●   Net Cash Provided by Operating Activities of $5.1 Million
●   $32 Million in cash, cash equivalents and short terms investments at year end

Iselin, NJ – March 1, 2010 – On Track Innovations Ltd. (OTI) (NASDAQ: OTIV), a global leader in contactless microprocessor-based smart card solutions for homeland security, payments, petroleum payments and other applications, today announced its consolidated financial results for the year ended December 31, 2009. Following are various financial figures that compare fiscal year 2009 to 2008.

•	Net cash provided by continuing operating activities of $5.1 million.

•	Strong balance sheet with cash, cash equivalents and short-term investments of $32 million at year end.

•	Total revenues of $31.4 million ($38.2 million including revenues from discontinued operations), a 10% decrease from last year.

•	Gross margin increased to 47% vs. 43% last year.

•
Non-GAAP operating expenses of $24.1 million, a 6% decrease compared to $25.7 million last year. GAAP operating expenses of $28.7 million compared to $58.9 million last year (2008 GAAP operating expenses included a $24.2 million one-time charge related to impairment of goodwill).

•
Non-GAAP operating loss of $9.4 million, a 9% decrease compared to $10.4 million last year. GAAP operating loss of $14.1 million, compared to $43.7 million last year (2008 GAAP operating loss included a $24.2 million one-time charge related to impairment of goodwill).

•
Non-GAAP net loss of $10.7 million, an 11% decrease compared to $11.9 million last year. GAAP net loss of $23.4 million, compared to $49.9 million last year (2008 GAAP net loss included a $24.2 million one-time charge related to impairment of goodwill).

Oded Bashan, Chairman and CEO of OTI, said: “We are opening 2010 in a strong position, with solid and established pipeline of large projects and a stronger balance sheet, after finishing 2009 with positive cash flow from operations.  We are on target to reach operating breakeven on a non-GAAP basis for the year, with expected sales of $48 million, which represents a 50% increase over 2009 sales.”

Mr. Bashan continued: “2009 results demonstrate the success of OTI’s strategy to focus on improving margins and reducing operating expenses, specifically in R&D and G&A."

Mr. Bashan concluded: “The sale of the assets of MCT including the machinery and inlay production IP of OTI in the fourth quarter of 2009 for EUR 8.5 million, is a result of our continued efforts to adapt organization structure to corporate strategy, reduce our operating expenses and offer end-to-end solutions which ultimately yield high margin product sales and recurring revenues. The sale reduces OTI’s operating expenses and improves our cash flow position.”

Discontinued Operations
During the fourth quarter of 2009, the Company signed an agreement for the sale of the assets of OTI’s subsidiary Millennium Card's Technology Ltd ("MCT") including the machinery and inlay production IP of OTI to SMARTRAC NV (as announced in November 2009). Results for the discontinued operations have been separated and are presented separately for both 2008 and 2009 statements.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, OTI uses non-GAAP measures of gross profit, net income and earnings per share, which are adjustments from results based on GAAP to exclude non-cash equity-based compensation charges in accordance with the requirements of Accounting Standards Codification (“ASC”) Topic 718 (originally issued as SFAS No. 123(R)) and ASC Subtopic 505-50 - Equity-Based Payments to Non-Employees (formerly EITF 96-18), amortization and impairment of intangible assets and goodwill and results from discontinued operations. OTI management believes the non-GAAP financial information provided in this release provides meaningful supplemental information regarding our performance and enhances the understanding of the Company’s on-going economic performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management uses both GAAP and non-GAAP information in evaluating and operating the business and as such deemed it important to provide all this information to investors. Reconciliations between GAAP measures and non-GAAP are provided later in this press release.

Conference call and Webcast Information
The Company has scheduled a conference call and simultaneous Web cast for March 1, 2010, at 9:00 AM ET to discuss operating results and future outlook. To participate, call:
1-888-668-9141 (U.S. toll free), 1-800-227-297 (Israel toll free). To listen to the Web cast, use the following link: http://www.otiglobal.com/Investors_Introduction
For those unable to participate, the teleconference will be available for replay until midnight March 7th, by calling U.S.: 1-888-295-2634 on the web at: http://www.otiglobal.com/Investors_Introduction

About OTI
Established in 1990, OTI (NASDAQ GM: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking and loyalty programs. OTI has a global network of regional offices to market and support its products. The company was awarded the Frost & Sullivan 2005 and 2006 Company of the Year Award in the field of smart cards.

For more information on OTI, visit www.otiglobal.com, the content of which is not part of this press release.

OTI Contact:	Investor Relations:
Galit Mendelson	Miri Segal
Vice President of Corporate Relations	MS-IR LLC
201 944 5200 ext. 111	917-607-8654
galit@otiglobal.com	msegal@ms-ir.com

# # #
(TABLES TO FOLLOW)

Safe Harbor for Forward-Looking Statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws.  Whenever we use words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions, we are making forward-looking statements.  Because such statements deal with future events and are based on OTI’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release.  Forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, plans or current expectations. For example, when we say that we are opening 2010 in a strong position, with solid and established pipeline of large projects and a stronger balance sheet, after finishing 2009 with positive cash flow from operations, or when we say that we are on target to reach operating breakeven on a non-GAAP basis for the year, with expected sales of $48 million, which represents a 50% increase over 2009 sales, or when we say that 2009 results demonstrate the success of our strategy to focus on improving margins and reducing operating expenses, specifically in R&D and G&A, or when we say that the sale of the assets of MCT including the machinery and inlay production IP of OTI in the fourth quarter of 2009 for EUR 8.5 million is a result of our continued efforts to adapt organization structure to corporate strategy, reduce our operating expenses and offer end-to-end solutions which ultimately yield high margin product sales and recurring revenues, or when we say that the sale reduces our operating expenses and improves our cash flow position, we are using forward looking statements. Forward-looking statements could be impacted by the effects of the protracted evaluation and validation periods in the U.S. and other markets for contactless payment cards ,market acceptance of new and existing products and our ability to execute production on orders, as well as the other risks and uncertainties, including those discussed in the “Risk Factors” section and elsewhere in our Annual Report on Form 20-F for the year ended December 31, 2008 and in subsequent filings with the Securities and Exchange Commission.   Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be achieved.  Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

ON TRACK INNOVATIONS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands, except share and per share data)

	December 31	December 31
	2008	2009
	(Unaudited)
Assets

Current assets
Cash and cash equivalents	$27,196	$26,884
Short-term investments	904	5,086
Trade receivables (net of allowance for doubtful
accounts of $3,315 and $2,777 as of December 31, 2008
and December 31, 2009, respectively)	4,567	6,595
Other receivables and prepaid expenses	2,994	2,478
Inventories	12,343	6,265

Total current assets	48,004	47,308

Severance pay deposits fund	1,189	1,112

Investment in an affiliated company	-	-

Property, plant and equipment, net	18,613	14,366

Intangible assets, net	2,503	1,532

Assets from discontinued operations – held for sale	-	12,358

Total Assets	$70,309	$76,676

ON TRACK INNOVATIONS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands, except share and per share data)

	December 31	December 31
	2008	2009
	(Unaudited)
Liabilities and Shareholders' Equity

Current Liabilities
Short-term bank credit and current maturities
of long-term bank loans	$4,984	$6,255
Trade payables	8,071	9,649
Other current liabilities	3,517	16,174
Total current liabilities	16,572	32,078

Long-Term Liabilities
Long-term loans, net of current maturities	1,762	2,642
Accrued severance pay	3,672	3,373
Deferred tax liability	202	120
Total long-term liabilities	5,636	6,135

Total Liabilities	22,208	38,213

Liabilities related to discontinued operations	-	8,495

Commitments and Contingencies

Equity
Shareholders' Equity
Ordinary shares of NIS 0.1 par value: Authorized –
50,000,000 shares as of December 31, 2008 and
December 31, 2009; issued 21,534,788 and 23,946,316
shares as of December 31, 2008 and December 31, 2009,
respectively; outstanding 21,495,409 and 23,946,316 shares
as of December 31, 2008 and December 31, 2009, respectively	508	571
Additional paid-in capital	182,944	187,473
Accumulated other comprehensive income (loss)	(325)	570
Accumulated deficit	(135,441)	(158,623)
Shareholder’s equity	47,686	29,991
Noncontrolling interest	415	(23)

Total Equity	48,101	29,968

Total Liabilities and Shareholders’ Equity	$70,309	$76,676

ON TRACK INNOVATIONS LTD.
NON GAAP CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

	Year ended December 31		Three months ended December 31
	2008	2009	2008	2009
	(Unaudited)
Revenues
Sales	$32,387	$28,488	$7,084	$7,527
Licensing and transaction fees	2,635	2,949	751	1,075

Total revenues	35,022	31,437	7,835	8,602

Cost of revenues
Cost of sales	19,729	16,738	4,403	5,270

Total cost of revenues	19,729	16,738	4,403	5,270

Gross profit	15,293	14,699	3,432	3,332

Operating expenses
Research and development	7,399	6,034	1,587	1,669
Selling and marketing	9,112	9,684	3,030	2,210
General and administrative	9,176	8,392	2,657	2,867

Total operating expenses	25,687	24,110	7,274	6,746

Operating loss	(10,394)	(9,411)	(3,842)	(3,414)
Financial income (expense), net	(474)	(1,153)	114	(413)

Loss before taxes on income	(10,868)	(10,564)	(3,728)	(3,827)

Taxes on income	205	(89)	28	(54)
Equity in loss of affiliate	(1,270)	-	(928)	-

Net loss	(11,933)	(10,653)	(4,628)	(3,881)

Net loss (income) attributable to noncontrolling interest	(57)	189	(57)	56
Net loss attributable to shareholders	(11,990)	(10,464)	(4,685)	(3,825)

Basic and diluted net loss attributable to shareholders per ordinary share	$(0.59)	$(0.46)	$(0.22)	$(0.16)
Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	20,413,578	22,635,479	21,378,887	23,548,712

Adjustments from results based on GAAP to exclude:
(a)	The effect of stock-based compensation in accordance with SFAS 123(R) and EITF 96-18.
(b)	The effect of amortization and impairment of intangible assets and goodwill for 2008 and amortization of intangible assets for 2009.
(c)	The effect of discontinued operation.

ON TRACK INNOVATIONS LTD.
GAAP CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

	Year ended December 31		Three months ended December 31
	2008	2009	2008	2009
	(Unaudited)
Revenues
Sales	$32,387	$28,488	$7,084	$7,527
Licensing and transaction fees	2,635	2,949	751	1,075

Total revenues	35,022	31,437	7,835	8,602

Cost of revenues
Cost of sales	19,789	16,782	4,418	5,275

Total cost of revenues	19,789	16,782	4,418	5,275

Gross profit	15,233	14,655	3,417	3,327

Operating expenses
Research and development	10,300	8,127	2,120	2,192
Selling and marketing	10,370	10,371	3,224	2,351
General and administrative	11,210	9,230	3,034	2,974
Amortization and impairment of intangible assets	2,794	978	1,769	212
Impairment of goodwill	24,217	-	24,217	-

Total operating expenses	58,891	28,706	34,364	7,729

Operating loss	(43,658)	(14,051)	(30,947)	(4,402)
Financial income (expense), net	(474)	(1,153)	114	(413)

Loss before taxes on income	(44,132)	(15,204)	(30,833)	(4,815)

Taxes on income	675	(89)	498	(54)
Equity in loss of affiliate	(1,270)	-	(928)	-

Net loss from continuing operation	(44,727)	(15,293)	(31,263)	(4,869)
Net loss from discontinued operation	(5,211)	(8,078)	(1,320)	(4,407)

Net loss	(49,938)	(23,371)	(32,583)	(9,276)

Net loss (income) attributable to noncontrolling interest	(57)	189	(57)	56
Net loss attributable to shareholders	(49,995)	(23,182)	(32,640)	(9,220)

Basic and diluted net loss attributable to shareholders per ordinary share
From continuing operation	$(2.19)	$(0.67)	$(1.47)	$(0.20)
From discontinued operation	$(0.26)	$(0.35)	$(0.06)	$(0.19)
Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	20,413,578	22,635,479	21,378,887	23,548,712

ON TRACK INNOVATIONS LTD.
RECONCILIATION BETWEEN GAAP TO NON-GAAP
UNAUDITED STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

	GAAP	Year ended December 31, 2009 Adjustments		Non-GAAP

Revenues
Sales	$28,488	-		$28,488
Licensing and transaction fees	2,949	-		2,949
Total revenues	31,437			31,437

Cost of Revenues
Cost of sales	16,782	(44	) (a)	16,738
Total cost of revenues	16,782	(44)		16,738

Gross profit	14,655	44		14,699

Operating Expenses
Research and development	8,127	(2,093	) (a)	6,034
Selling and marketing	10,371	(687	) (a)	9,684
General and administrative	9,230	(838	) (a)	8,392
Amortization of intangible assets	978	(978	) (b)	-
Total operating expenses	28,706	(4,596)		24,110

Operating loss	(14,051)	4,640		(9,411)
Financial expenses, net	(1,153)	-		(1,153)
Loss before taxes on income	(15,204)	4,640		(10,564)
Taxes on income	(89)	-		(89)

Net loss from continuing operation	(15,293)	4,640		(10,653)
Net loss from discontinued operation	(8,078)	8,078	(c)	-

Net loss	$(23,371)	$12,718		$(10,653)

Net loss attributable to noncontrolling interest	189	-		189
Net loss attributable to shareholders	$(23,182)	$12,718		$(10,464)

Basic and diluted net loss attributable to shareholders per ordinary share
From continuing operation	$(0.67)	$0.21		$(0.46)
From discontinued operation	$(0.35)	$0.35		-
Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	22,635,479			22,635,479

(a)	The effect of stock-based compensation in accordance with SFAS 123(R) and EITF 96-18.
(b)	The effect of amortization of intangible assets.
(c)	The effect of discontinued operation.

ON TRACK INNOVATIONS LTD.
RECONCILIATION BETWEEN GAAP TO NON-GAAP
UNAUDITED STATEMENT OF OPERATIONS
(In thousands, except share and per share data)
	GAAP	Three months ended December 31, 2009 Adjustments		Non-GAAP

Revenues
Sales	$7,527	-		$7,527
Licensing and transaction fees	1,075	-		1,075
Total revenues	8,602			8,602

Cost of Revenues
Cost of sales	5,275	(5	) (a)	5,270
Total cost of revenues	5,275	(5)		5,270

Gross profit	3,327	5		3,332

Operating Expenses
Research and development	2,192	(523	) (a)	1,669
Selling and marketing	2,351	(141	) (a)	2,210
General and administrative	2,974	(107	) (a)	2,867
Amortization of intangible assets	212	(212	) (b)	-
Total operating expenses	7,729	(983)		6,746

Operating loss	(4,402)	988		(3,414)
Financial expenses, net	(413)	-		(413)
Loss before taxes on income	(4,815)	988		(3,827)
Taxes on income	(54)	-		(54)

Net loss from continuing operation	(4,869)	988		(3,881)
Net loss from discontinued operation	(4,407)	4,407	(c)	-

Net loss	$(9,276)	$5,395		$(3,881)

Net loss attributable to noncontrolling interest	56	-		56
Net loss attributable to shareholders	$(9,220)	$5,395		$(3,825)

Basic and diluted net loss attributable to shareholders per ordinary share
From continuing operation	$(0.20)	$0.04		$(0.16)
From discontinued operation	$(0.19)	$0.19		-
Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	23,548,712			23,548,712

(a)	The effect of stock-based compensation in accordance with SFAS 123(R) and EITF 96-18.
(b)	The effect of amortization of intangible assets.
(c)	The effect of discontinued operation.

ON TRACK INNOVATIONS LTD
RECONCILIATION BETWEEN GAAP TO NON-GAAP
UNAUDITED STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

	GAAP	Year ended December 31, 2008 Adjustments		Non-GAAP

Revenues
Sales	$32,387	-		$32,387
Licensing and transaction fees	2,635	-		2,635
Total revenues	35,022			35,022

Cost of Revenues
Cost of sales	19,789	(60	) (a)	19,729
Total cost of revenues	19,789	(60)		19,729

Gross profit	15,233	60		15,293

Operating Expenses
Research and development	10,300	(2,901	) (a)	7,399
Selling and marketing	10,370	(1,258	) (a)	9,112
General and administrative	11,210	(2,034	) (a)	9,176
Amortization and impairment of intangible assets	2,794	(2,794	) (b)	-
Impairment of goodwill	24,217	(24,217	) (b)	-
Total operating expenses	58,891	(33,204)		25,687

Operating loss	(43,658)	33,264		(10,394)
Financial expenses, net	(474)	-		(474)
Loss before taxes on income	(44,132)	33,264		(10,868)
Taxes on income	675	(470	) (b)	205
Equity in loss of affiliate	(1,270)	-		(1,270)

Net loss from continuing operation	(44,727)	32,794		(11,933)
Net loss from discontinued operation	(5,211)	5,211	(c)	-

Net loss	$(49,938)	$38,005		$(11,933)

Net income attributable to noncontrolling interest	(57)	-		(57)
Net loss attributable to shareholders	$(49,995)	$38,005		$(11,990)

Basic and diluted net loss attributable to shareholders per ordinary share
From continuing operation	$(2.19)	$1.60		$(0.59)
From discontinued operation	$(0.26)	$0.26		-
Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	20,413,578			20,413,578

(a)	The effect of stock-based compensation in accordance with SFAS 123(R) and EITF 96-18.
(b)	The effect of amortization and impairment of intangible assets and goodwill.
(c)	The effect of discontinued operation.

ON TRACK INNOVATIONS LTD
RECONCILIATION BETWEEN GAAP TO NON-GAAP
 UNAUDITED STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

	GAAP	Three months ended December 31, 2008 Adjustments		Non-GAAP

Revenues
Sales	$7,084	-		$7,084
Licensing and transaction fees	751	-		751
Total revenues	7,835			7,835

Cost of Revenues
Cost of sales	4,418	(15	) (a)	4,403
Total cost of revenues	4,418	(15)		4,403

Gross profit	3,417	15		3,432

Operating Expenses
Research and development	2,120	(533	) (a)	1,587
Selling and marketing	3,224	(194	) (a)	3,030
General and administrative	3,034	(377	) (a)	2,657
Amortization and impairment of intangible assets	1,769	(1,769	) (b)	-
Impairment of goodwill	24,217	(24,217	) (b)	-
Total operating expenses	34,364	(27,090)		7,274

Operating loss	(30,947)	27,105		(3,842)
Financial income, net	114	-		114
Loss before taxes on income	(30,833)	27,105		(3, 728)
Taxes on income	498	(470	) (b)	28
Equity in loss of affiliate	(928)	-		(928)

Net loss from continuing operation	(31,263)	26,635		(4,628)
Net loss from discontinued operation	(1,320)	1,320	(c)	-

Net loss	$(32,583)	$27,955		$(4,628)

Net income attributable to noncontrolling interest	(57)	-		(57)
Net loss attributable to shareholders	$(32,640)	$27,955		$(4,685)

Basic and diluted net loss attributable to shareholders per ordinary share
From continuing operation	$(1.47)	$1.25		$(0.22)
From discontinued operation	$(0.06)	$0.06		-
Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	21,378,887			21,378,887

(a)	The effect of stock-based compensation in accordance with SFAS 123(R) and EITF 96-18.
(b)	The effect of amortization and impairment of intangible assets and goodwill.
(c)	The effect of discontinued operation.

ON TRACK INNOVATIONS LTD.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands, except share and per share data)

	Year ended December 31
	2008	2009
	(Unaudited)
Cash flows from operating activities
Net loss	$(44,727)	$(15,293)
Adjustments required to reconcile net loss to
net cash used in operating activities:
Stock-based compensation related to options and shares issued
to employees and others	6,253	3,662
Loss (gain) on sale of property and equipment	25	(3)
Amortization and impairment of intangible assets and goodwill	27,011	978
Depreciation	3,044	2,632
Equity in net losses of an affiliated company	1,270	-

Accrued severance pay, net	78	(222)
Accrued interest and linkage differences on long-term loans	(27)	36
Decrease in deferred tax liability	(711)	(82)
Decrease (increase) in trade receivables	2,702	(1,326)
Increase (decrease) in allowance for doubtful account	548	(538)
Decrease in other receivables and prepaid expenses	567	663
Decrease in inventories	869	429
Increase (decrease) in trade payables	(1,859)	1,334
Increase (decrease) in other current liabilities	(2,008)	12,788
Net cash provided by (used in) continuing operating activities	(6,965)	5,058

Cash flows from investing activities

Acquisition of consolidated subsidiary, net of cash acquired	(565)	-
Purchase of property and equipment	(1,518)	(4,124)
Purchase of available-for-sale securities	(29,068)	(5,623)
Proceeds from maturity of available-for-sale securities	34,551	1,418
Other, net	30	22
Net cash provided by (used in) continuing investing activities	3,430	(8,307)

Cash flows from financing activities
Increase (decrease) in short-term bank credit, net	(358)	911
Proceeds from long-term bank loans	-	1,636
Repayment of long-term bank loans	(508)	(543)
Proceeds from receipt on account of shares and exercise of options and
warrants, net	1,464	521
Net cash provided by continuing financing activities	598	2,525

Net cash used in discontinued operating activities	(5,211)	(6,763)
Net cash provided by discontinued investing activities	-	7,060
Total net cash provided by (used in) discontinued activities	(5,211)	297

Effect of exchange rate changes on cash	(126)	115

decrease in cash and cash equivalents	(8,274)	(312)
Cash and cash equivalents at the beginning of the year	35,470	27,196

Cash and cash equivalents at the end of the year	$27,196	$26,884